Exhibit 99.3

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the reporting date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared the Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS as issued by the IASB. The MD&A compares the audited financial results for the years ended December 31, 2025 and December 31, 2024.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2025. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2025.

KPMG LLP (KPMG), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2025, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2025.

The Audit Committee of the Board of Directors, is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Carey T. Ford	/s/ Dustin D. Honing

Carey T. Ford	Dustin D. Honing
President and Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 9, 2026	March 9, 2026

Precision Drilling Corporation 2025 Annual Report 47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation (the Corporation) as of December 31, 2025 and 2024, the related consolidated statements of net earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2026 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for the Contract Drilling and Completion and Production Services cash generating units (CGUs)

As discussed in notes 3(f), 3(p), 5 and 6(a) to the consolidated financial statements, the Corporation reviews the carrying amount of each of the CGUs at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that a CGU may be impaired such as financial performance of the CGU compared to historical results and forecasts and consideration of the Corporation’s market capitalization. The Corporation did not identify an indicator of impairment within the Corporation’s Contract Drilling or Completion and Production Services CGUs as at December 31, 2025. Accordingly, no impairment tests were performed on the Contract Drilling or Completion and Production Services CGUs as at December 31, 2025. Total assets recognized in the Contract Drilling and Completion and Production Services CGUs at December 31, 2025 were $2,323,850 thousand and $232,290 thousand, respectively.

We identified the assessment of indicators of impairment for the Corporation’s Contract Drilling and Completion and Production Services CGUs as a critical audit matter. Complex auditor judgement was required in evaluating the amount of earnings before income taxes, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization (Adjusted EBITDA) budgeted for 2026 for the Contract Drilling and Completion and Production Services CGUs, used in the indicator of impairment assessment for comparison to the Adjusted EBITDA for 2025, and past impairment tests, and consideration of the Corporation’s market capitalization on the Corporation’s impairment indicator assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to this critical audit matter. This included controls related to the

48 Consolidated Financial Statements

Corporation’s identification and evaluation of indicators that the Contract Drilling and Completion and Production Services CGUs may be impaired, which includes the comparison of the Adjusted EBITDA budgeted for 2026 to the Adjusted EBITDA for 2025 and past impairment tests, and the assessment of the Corporation’s market capitalization.

We evaluated the Corporation’s 2026 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs by comparing it to historical results considering the impact of changes in conditions and events affecting the Contract Drilling and Completion and Production Services CGUs. We compared the Corporation’s 2025 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs to actual results in 2025 to assess the Corporation’s ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation’s impairment indicator analysis.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation’s auditor since 1987.

Calgary, Canada

March 6, 2026

Precision Drilling Corporation 2025 Annual Report 49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Precision Drilling Corporation’s (the Corporation) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2025 and 2024, the related consolidated statements of net earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

March 6, 2026

50 Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash		$85,781	$73,771
Accounts receivable	(Note 22)	352,142	378,712
Inventory		48,992	43,300
Assets held for sale		—	5,501
Total current assets		486,915	501,284
Non-current assets:
Deferred tax assets	(Note 12)	2,235	6,559
Property, plant and equipment	(Note 6)	2,159,212	2,356,173
Intangibles	(Note 7)	9,470	12,997
Right-of-use assets	(Note 10)	56,817	66,032
Finance lease receivables		4,474	4,806
Investments and other assets		7,567	8,464
Total non-current assets		2,239,775	2,455,031
Total assets		$2,726,690	$2,956,315
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 22)	$280,652	$314,355
Income tax payable		1,670	3,778
Current portion of lease obligations		17,778	20,559
Total current liabilities		300,100	338,692
Non-current liabilities:
Share-based compensation	(Note 11)	13,780	13,666
Provisions and other	(Note 14)	6,704	7,472
Lease obligations		47,169	54,566
Long-term debt	(Note 8)	679,291	812,469
Deferred tax liabilities	(Note 12)	90,763	47,451
Total non-current liabilities		837,707	935,624
Equity:
Shareholders’ capital	(Note 15)	2,238,766	2,301,729
Contributed surplus		79,270	77,557
Accumulated other comprehensive income	(Note 17)	165,020	199,020
Deficit		(898,992)	(900,834)
Total equity attributable to shareholders		1,584,064	1,677,472
Non-controlling interest		4,819	4,527
Total equity		1,588,883	1,681,999
Total liabilities and equity		$2,726,690	$2,956,315

Subsequent events	(Note 11, 15)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ William T. Donovan	/s/ Steven W. Krablin

William T. Donovan Director	Steven W. Krablin Director

Precision Drilling Corporation 2025 Annual Report 51

CONSOLIDATED STATEMENTS OF Net Earnings

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2025	2024
Revenue	(Note 4)	$1,843,704	$1,902,328
Expenses:
Operating	(Note 22)	1,239,649	1,248,686
General and administrative	(Note 22)	114,440	132,421
Earnings before income taxes, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization		489,615	521,221
Depreciation and amortization	(Note 6, 7, 10)	317,904	309,314
Gain on asset disposals	(Note 6)	(8,623)	(16,148)
Loss on asset decommissioning	(Note 6)	67,080	—
Foreign exchange		(1,208)	2,259
Finance charges	(Note 9)	57,197	69,753
Loss on investments and other assets		1,344	1,484
Earnings before income taxes		55,921	154,559
Income taxes:	(Note 12)
Current		3,307	7,470
Deferred		49,520	35,759
		52,827	43,229
Net earnings		$3,094	$111,330
Attributable to:
Shareholders of Precision Drilling Corporation	(Note 16)	$1,842	$111,195
Non-controlling interests		$1,252	$135
Net earnings per share attributable to shareholders of Precision Drilling Corporation:
Basic		$0.14	$7.81
Diluted		$0.14	$7.81

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE Income (Loss)

Years ended December 31, (Stated in thousands of Canadian dollars)	2025	2024
Net earnings	$3,094	$111,330
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(68,830)	119,821
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	34,830	(69,027)
Tax benefit related to net investment hedge of long-term debt	—	750
Comprehensive income (loss)	$(30,906)	$162,874
Attributable to:
Shareholders of Precision Drilling Corporation	$(32,158)	$162,739
Non-controlling interests	$1,252	$135

See accompanying notes to consolidated financial statements.

52 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWs

Years ended December 31, (Stated in thousands of Canadian dollars)		2025	2024
Cash provided by (used in):
Operations:
Net earnings		$3,094	$111,330
Adjustments for:
Long-term compensation plans		14,521	18,888
Depreciation and amortization	(Note 6, 7, 10)	317,904	309,314
Gain on asset disposals	(Note 6)	(8,623)	(16,148)
Loss on asset decommissioning	(Note 6)	67,080	—
Unrealized foreign exchange		(1,654)	2,442
Finance charges	(Note 9)	57,197	69,753
Income taxes	(Note 12)	52,827	43,229
Other		(439)	(272)
Loss on investments and other assets		1,344	1,484
Income taxes paid		(5,638)	(6,459)
Income taxes recovered		67	85
Interest paid		(63,491)	(72,241)
Interest received		1,234	1,967
Funds provided by operations		435,423	463,372
Changes in non-cash working capital balances	(Note 22)	(22,526)	18,711
Cash provided by operations		412,897	482,083

Investments:
Purchase of property, plant and equipment	(Note 6)	(263,474)	(216,647)
Purchase of intangibles	(Note 7)	(24)	(51)
Proceeds on sale of property, plant and equipment		39,038	30,395
Proceeds from sale of investments and other assets		—	3,623
Purchase of investments and other assets		(21)	(725)
Receipt of finance lease payments		851	799
Changes in non-cash working capital balances	(Note 22)	15,306	(20,380)
Cash used in investing activities		(208,324)	(202,986)

Financing:
Issuance of long-term debt	(Note 8)	148,780	27,978
Repayment of long-term debt	(Note 8)	(249,439)	(204,319)
Repurchase of share capital	(Note 15)	(75,623)	(75,488)
Issuance of common shares from the exercise of options		418	686
Debt amendment fees		(717)	(1,363)
Distributions to non-controlling interest		(831)	—
Lease payments		(14,867)	(13,271)
Funding from non-controlling interest		—	4,392
Cash used in financing activities		(192,279)	(261,385)

Effect of exchange rate changes on cash		(284)	1,877
Increase in cash		12,010	19,589
Cash, beginning of year		73,771	54,182
Cash, end of year		$85,781	$73,771

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2025 Annual Report 53

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 15)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 17)	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings	—	—	—	1,842	1,842	1,252	3,094
Other comprehensive loss	—	—	(34,000)	—	(34,000)	—	(34,000)
Share options exercised	599	(181)	—	—	418	—	418
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to non-controlling interest	—	—	—	—	—	(960)	(960)
Share repurchases	(76,857)	—	—	—	(76,857)	—	(76,857)
Redemption of non-management directors share units	1,644	(859)	—	—	785	—	785
Share-based compensation expense	—	5,543	—	—	5,543	—	5,543
Balance at December 31, 2025	$2,238,766	$79,270	$165,020	$(898,992)	$1,584,064	$4,819	$1,588,883

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 15)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 17)	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings	—	—	—	111,195	111,195	135	111,330
Other comprehensive income	—	—	51,544	—	51,544	—	51,544
Share options exercised	978	(292)	—	—	686	—	686
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share repurchases	(86,570)	—	—	—	(86,570)	—	(86,570)
Redemption of non-management directors share units	346	(346)	—	—	—	—	—
Share-based compensation expense	—	4,588	—	—	4,588	—	4,588
Funding from non-controlling interest	—	—	—	—	—	4,392	4,392
Balance at December 31, 2024	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999

See accompanying notes to consolidated financial statements.

54 Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2026.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgements

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in the preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Estimates are more difficult to determine, and the range of potential outcomes can be wider in periods of higher volatility and uncertainty. The impacts of geopolitical events such as the tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in Note 3(a), (d), (e), (f), (g), (h), (i), (o), and (p).

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they are reasonable given the current estimate of the demand period for oil and natural gas extractive services exceeds their remaining useful lives. In addition, the Corporation’s property, plant and equipment, including drilling rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation’s measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation’s continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation’s weighted average cost of capital.

(d) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board (ISSB) issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board (CSSB) also finalized and released its Canadian Sustainability Disclosure Standards – CSDS 1, General Requirements for Disclosure of Sustainability-related Financial Information, and CSDS 2, Climate-related Disclosures on December 18, 2024. These standards are voluntary unless mandated by regulators or governments.

The Canadian Securities Administrators (CSA) have issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. In April 2025, the CSA formally paused its work on the development of a new mandatory climate-related disclosure rule but expects to revisit the project in future years. Until such time as the CSA comes to a final decision on sustainability standards for Canada, there is no requirement for public companies in Canada to adopt sustainability standards. Precision continues to monitor the development

Precision Drilling Corporation 2025 Annual Report 55

of these reporting requirements as it progresses with its determination of the financial and disclosure-related implications of complying with these regulations.

NOTE 3. MATERIAL ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly owned. The consolidated financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An associate is an entity for which the Corporation has significant influence and thereby has the power to participate in the financial and operational decisions but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and subsequently adjusted for the proportionate share of the investee's net assets. The Corporation's consolidated financial statements include its share of the investee's net earnings and other comprehensive income until the date that significant influence ceases.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Corporation’s equity attributable to shareholders. Non-controlling interest consists of the non-controlling interest at the date of creation plus the non-controlling interest's share of changes in equity during the period.

Precision does not hold interests in any special-purpose entities.

(b) Cash

Cash consists of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the assets. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power	5 years	–	straight-line
– Tubulars(1)	4 to 5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

(1) Expected life changed to 4 to 5 years in 2025 (previously 5 to 8 years, depending on geographical location); see Note (q) for further discussion.

56 Consolidated Financial Statements

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively, if appropriate. See Note (q) for further discussion.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of net earnings.

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision’s own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in net earnings using the straight-line method over the estimated useful lives of the respective assets. Precision’s loan commitment fees, if undrawn on the Facility, are included in intangibles and are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to 10 years.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

(f) Impairment of Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the Cash-Generating Unit or CGU). Judgement is required in the aggregation of assets into CGUs.

If any such indication of impairment exists, then the asset or CGU’s recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings.

(g) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Precision Drilling Corporation 2025 Annual Report 57

The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and require significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(h) Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 28 days of the customer’s receipt of an invoice in Canada. For U.S. and International contracts, payment terms vary by agreement and typically range from 30 to 60 days.

i) Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.

ii) Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

(i) Provisions

Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the dates of the statements of financial position. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the reporting dates may change. The current portion of the provision is presented within accounts payables and accrued liabilities.

58 Consolidated Financial Statements

(j) Share-Based Incentive Compensation Plans

The Corporation has established several share-based incentive compensation plans for non-management directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

Effective May 16, 2024, the Corporation instituted a new equity-settled deferred share unit plan whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense is recognized based on the fair value price at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the fair value price on redemption date is recorded as an increase to shareholders' capital.

The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(k) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(l) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.

(m) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through net earnings. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Precision Drilling Corporation 2025 Annual Report 59

Upon initial recognition of a non-derivative financial asset, a loss allowance is recorded for Expected Credit Losses (ECL). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the statements of financial position at estimated fair value. Transaction costs are recognized in net earnings when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statements of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(n) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt are highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through net earnings.

A reduction in the fair value of the net investment in the foreign operations or an increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through net earnings upon dissolution or substantial dissolution of the foreign operation.

(o) Leases

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

▪
the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
▪
the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
▪
the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

i) Leases in which Precision is a lessee

Precision recognizes a right-of-use asset and corresponding lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before the commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are consistent with those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

60 Consolidated Financial Statements

Lease payments included in the measurement of the lease obligation comprise the following:

▪
fixed payments, including in-substance fixed payments;
▪
variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;
▪
amounts expected to be payable under a residual value guarantee; and
▪
the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations requires the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

▪
future lease payments arising from a change in an index or rate;
▪
the estimated amount expected to be payable under a residual value guarantee; or
▪
the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net earnings if the carrying amount of the right-of-use asset has been reduced to zero.

ii) Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease, if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

(p) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts, and past impairment tests, with a focus upon earnings before income tax, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization (Adjusted EBITDA), and consideration of the Corporation’s market capitalization.

When indications of impairment exist within a CGU, a recoverable amount is determined which requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated Adjusted EBITDA associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.

Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimates are subject to significant uncertainty and judgement.

ii) Income Taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation’s estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation’s future taxable income. These estimates may be materially different from the actual final tax return in future periods.

Precision Drilling Corporation 2025 Annual Report 61

(q) Change in Accounting Estimate

During 2025, the Corporation completed its normal course review of expected life of property, plant and equipment, including a detailed review of drilling rig equipment.

In connection with this review, the Corporation revised the estimated useful lives of tubulars to better reflect the period over which the related future economic benefits are expected to be realized. Effective December 31, 2025, the estimated useful life was changed to an average of 4 years (previously 5 to 8 years, depending on geographical location).

This change in accounting estimate has been applied prospectively. For the twelve‑month period ended December 31, 2025, this revision resulted in additional depreciation expense of $17 million. Based on the existing asset base, the Corporation expects this change to increase annual depreciation expense by approximately $38 million in 2026.

No other major category of property, plant and equipment was affected by this change.

(r) Accounting Standards and Amendments not yet Effective

The IASB has issued several new standards and amendments to existing standards that will become effective for periods subsequent to December 31, 2025. Accordingly, these new standards and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision remains in the process of assessing the impact these new standards and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)	January 1, 2026	Review in-progress
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026	Review in-progress
Annual Improvements to IFRS Accounting Standards (Volume 11)	January 1, 2026	Review in-progress
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027	Review in-progress
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	Review in-progress
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	To be determined	Review in-progress

i) IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements.

▪
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
▪
Management-defined Performance Measures (MPMs) are to be disclosed in a single note within the financial statements.
▪
Enhanced guidance is provided on how to group information within the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

Precision expects IFRS 18 to significantly impact the financial statements and is still in the process of assessing the full impact of the standard, particularly with respect to the structure of the Corporation's statement of net earnings, the statement of cash flows and the additional note disclosures required for MPMs. The Corporation is also assessing the impact on how information is grouped in the financial statements, including those items currently labeled as 'other'.

62 Consolidated Financial Statements

NOTE 4. REVENUE

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 5). Revenue has been disaggregated by primary geographical market and type of service provided.

Year ended December 31, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$833,238	$277,096	$—	$(11,150)	$1,099,184
United States	546,006	1,722	—	—	547,728
International	196,792	—	—	—	196,792
	$1,576,036	$278,818	$—	$(11,150)	$1,843,704

Day rate/hourly services	$1,560,244	$278,818	$—	$(2,734)	$1,836,328
Shortfall payments/idle but contracted	5,109	—	—	—	5,109
Other	10,683	—	—	(8,416)	2,267
	$1,576,036	$278,818	$—	$(11,150)	$1,843,704

Year ended December 31, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$834,945	$281,399	$—	$(10,181)	$1,106,163
United States	577,266	13,418	—	(43)	590,641
International	205,524	—	—	—	205,524
	$1,617,735	$294,817	$—	$(10,224)	$1,902,328

Day rate/hourly services	$1,606,187	$294,817	$—	$(959)	$1,900,045
Shortfall payments/idle but contracted	837	—	—	—	837
Other	10,711	—	—	(9,265)	1,446
	$1,617,735	$294,817	$—	$(10,224)	$1,902,328

NOTE 5. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments: Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp services.

Year ended December 31, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,576,036	$278,818	$—	$(11,150)	$1,843,704
Earnings before income taxes, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, loss (gain) on asset disposals, and depreciation and amortization	488,796	63,980	(63,161)	—	489,615
Depreciation and amortization	285,521	22,658	9,725	—	317,904
Loss (gain) on asset disposals	(2,898)	(8,283)	2,558	—	(8,623)
Loss on asset decommissioning	67,080	—	—	—	67,080
Foreign exchange	26	22	(1,256)	—	(1,208)
Finance charges	551	402	56,244	—	57,197
Loss on investments and other assets	426	—	918	—	1,344
Income tax expense (recovery)	48,479	10,557	(6,209)	—	52,827
Net earnings (loss) for reportable segments	89,611	38,624	(125,141)	—	3,094
Total assets	2,323,850	232,290	170,550	—	2,726,690
Capital expenditures	249,631	12,929	938	—	263,498

Precision Drilling Corporation 2025 Annual Report 63

Year ended December 31, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,617,735	$294,817	$—	$(10,224)	$1,902,328
Earnings before income taxes, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization	532,345	66,681	(77,805)	—	521,221
Depreciation and amortization	279,247	20,831	9,236	—	309,314
Gain on asset disposals	(8,745)	(4,524)	(2,879)	—	(16,148)
Foreign exchange	1,164	(46)	1,141	—	2,259
Finance charges	1,707	422	67,624	—	69,753
Loss on investments and other assets	—	—	1,484	—	1,484
Income tax expense (recovery)	38,869	9,155	(4,795)	—	43,229
Net earnings (loss) for reportable segments	220,103	40,843	(149,616)	—	111,330
Total assets	2,562,436	241,277	152,602	—	2,956,315
Capital expenditures	197,010	17,495	2,193	—	216,698

The Corporation’s operations are carried on in the following geographic locations:

Year ended December 31, 2025	Canada	United States	International	Total
Revenue	$1,099,184	$547,728	$196,792	$1,843,704
Total assets	1,202,650	1,154,872	369,168	2,726,690

Year ended December 31, 2024	Canada	United States	International	Total
Revenue	$1,106,163	$590,641	$205,524	$1,902,328
Total assets	1,206,868	1,292,983	456,464	2,956,315

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

	2025	2024
Cost	$6,935,829	$7,344,532
Accumulated depreciation	(4,776,617)	(4,988,359)
	$2,159,212	$2,356,173
Rig equipment	1,931,558	2,118,055
Rental equipment	16,066	16,066
Other equipment	6,969	5,999
Vehicles	4,211	1,787
Buildings	29,195	43,870
Assets under construction	142,257	133,543
Land	28,956	36,853
	$2,159,212	$2,356,173

64 Consolidated Financial Statements

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2023	$6,324,210	$96,481	$170,429	$32,696	$124,833	$126,872	$43,244	$6,918,765
Additions	59,650	—	14,516	95	985	141,401	—	216,647
Transferred to assets held for sale	—	—	—	—	—	—	(5,501)	(5,501)
Disposals	(153,166)	—	(17,327)	(3,646)	(3,089)	—	(2,100)	(179,328)
Reclassifications	137,658	—	—	—	—	(137,658)	—	—
Foreign exchange	380,811	279	3,091	1,718	3,912	2,928	1,210	393,949
Balance, December 31, 2024	6,749,163	96,760	170,709	30,863	126,641	133,543	36,853	7,344,532
Additions	57,110	—	9,645	149	139	196,431	—	263,474
Disposals	(122,183)	(17)	(31,683)	(2,959)	(8,133)	—	(7,228)	(172,203)
Reclassifications	174,547	—	—	—	—	(174,547)	—	—
Reclassification from right-of-use assets	—	—	—	3,653	—	—	—	3,653
Asset decommissioning	(299,289)	—	—	—	—	—	—	(299,289)
Foreign exchange	(185,477)	(160)	(2,345)	(630)	(1,887)	(13,170)	(669)	(204,338)
Balance, December 31, 2025	$6,373,871	$96,583	$146,326	$31,076	$116,760	$142,257	$28,956	$6,935,829

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2023	$4,229,700	$80,415	$161,193	$30,363	$79,006	$—	$—	$4,580,677
Depreciation expense	276,815	—	14,267	720	4,317	—	—	296,119
Disposals	(141,694)	—	(17,091)	(3,504)	(2,667)	—	—	(164,956)
Foreign exchange	266,287	279	6,341	1,497	2,115	—	—	276,519
Balance, December 31, 2024	4,631,108	80,694	164,710	29,076	82,771	—	—	4,988,359
Depreciation expense	288,178	—	8,307	588	7,476	—	—	304,549
Disposals	(110,671)	(17)	(31,527)	(2,858)	(1,449)	—	—	(146,522)
Reclassification from right-of-use assets	—	—	—	869	—	—	—	869
Asset decommissioning	(232,209)	—	—	—	—	—	—	(232,209)
Foreign exchange	(134,093)	(160)	(2,133)	(810)	(1,233)	—	—	(138,429)
Balance, December 31, 2025	$4,442,313	$80,517	$139,357	$26,865	$87,565	$—	$—	$4,776,617

(a) Impairment

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2025, Precision reviewed each of its Cash-Generating Units and did not identify indications of impairment and, therefore, did not test its CGUs for impairment.

(b) Asset Disposals

Through the completion of normal course business operations, the Corporation sold used assets resulting in a gain on asset disposal of $9 million (2024 – $16 million).

(c) Asset Decommissioning

In 2025, the Corporation incurred a $67 million (2024 – nil) loss on asset decommissioning relating to certain drilling and ancillary equipment, contained within the Contract Drilling Services segment, that no longer aligned with the Corporation's advanced technology and performance standards.

NOTE 7. INTANGIBLES

	2025	2024
Cost	$39,946	$39,922
Accumulated amortization	(30,476)	(26,925)
	$9,470	$12,997

Software	9,470	12,997
	$9,470	$12,997

Precision Drilling Corporation 2025 Annual Report 65

Cost

	Loan Commitment Fees	Software	Total
Balance, December 31, 2023	$17,081	$39,871	$56,952
Additions	1,363	51	1,414
Reclassification of loan commitment fees	(18,444)	—	(18,444)
Balance, December 31, 2024	—	39,922	39,922
Additions	—	24	24
Balance, December 31, 2025	$—	$39,946	$39,946

Accumulated Amortization

	Loan Commitment Fees	Software	Total
Balance, December 31, 2023	$16,238	$23,404	$39,642
Amortization expense	612	3,521	4,133
Reclassification of loan commitment fees	(16,850)	—	(16,850)
Balance, December 31, 2024	—	26,925	26,925
Amortization expense	—	3,551	3,551
Balance, December 31, 2025	$—	$30,476	$30,476

NOTE 8. LONG-TERM DEBT

		2025		2024	2025	2024
		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities

Long-Term Debt
Senior Credit Facility:
U.S Denominated Borrowings	US	$80,000	US	$12,000	$109,809	$17,252
Canadian Denominated Borrowings		—		—	28,000	—
Unsecured Senior Notes:
7.125% senior notes due 2026		—		160,000	—	230,026
6.875% senior notes due 2029		400,000		400,000	549,044	575,064
	US	$480,000	US	$572,000	686,853	822,342
Less net unamortized debt issue costs					(7,562)	(9,873)
					$679,291	$812,469

66 Consolidated Financial Statements

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Balance December 31, 2023	$—	$892,000	$25,933	$11,114	$(11,369)	917,678
Changes from financing cash flows:
Proceeds from Senior Credit Facility	27,978	—	—	—	—	27,978
Repayment of unsecured senior notes	—	(155,682)	—	—	—	(155,682)
Repayment of Senior Credit Facility	(10,981)	—	—	—	—	(10,981)
Repayment of Real Estate Credit Facility	—	—	(25,933)	(11,723)	—	(37,656)
Non-cash changes:
Amortization of debt issue costs	—	—	—	—	3,090	3,090
Reclassification of loan commitment fees	—	—	—	—	(1,594)	(1,594)
Foreign exchange	255	68,772	—	609	—	69,636
Balance December 31, 2024	$17,252	$805,090	$—	$—	$(9,873)	$812,469
Current	—	—	—	—	—	—
Long-term	17,252	805,090	—	—	(9,873)	812,469
Balance December 31, 2024	$17,252	$805,090	$—	$—	$(9,873)	$812,469
Changes from financing cash flows:
Proceeds from Senior Credit Facility	148,780	—	—	—	—	148,780
Repayment of unsecured senior notes	—	(222,329)	—	—	—	(222,329)
Repayment of Senior Credit Facility	(27,110)	—	—	—	—	(27,110)
Payment of debt issue costs	—	—	—	—	(717)	(717)
Non-cash changes:
Amortization of debt issue costs	—	—	—	—	3,028	3,028
Foreign exchange	(1,113)	(33,717)	—	—	—	(34,830)
Balance December 31, 2025	$137,809	$549,044	$—	$—	$(7,562)	$679,291
Current	—	—	—	—	—	—
Long-term	137,809	549,044	—	—	(7,562)	679,291
Balance December 31, 2025	$137,809	$549,044	$—	$—	$(7,562)	$679,291

Precision’s current and long-term debt obligations at December 31, 2025 will mature as follows:

2026	$—
2027	—
2028	137,809
2029	549,044
Thereafter	—
$686,853

(a) Senior Credit Facility:

The senior secured revolving credit facility (Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including acquisitions, of up to US$375 million with a provision for an increase in the facility of up to an additional US$375 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S. The Senior Credit Facility has a term of three years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

In 2024, Precision extended the maturity date of the Senior Credit Facility, revised the available borrowing capacity, and amended certain terms of the facility. The maturity date was extended to June 28, 2027, and the size was revised to US$375 million.

Precision Drilling Corporation 2025 Annual Report 67

In 2025, Precision extended its Senior Credit Facility's maturity date and amended certain terms of the facility. The maturity date was extended from June 28, 2027 to October 31, 2028, with the exception of US$43 million, which will mature on June 28, 2027.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2025, US$80 million and $28 million were drawn under this facility (2024 – US$12 million). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As of December 31, 2025 outstanding letters of credit amounted to US$51 million (2024 – US$51 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over the Secured Overnight Financing Rate (SOFR). The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Overnight Repo Rate Average (CORRA); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

In connection with the Senior Credit Facility borrowings, Precision entered into a floating-to-fixed interest rate swap agreement with a notional amount of US$50 million and a maturity date of December 2026. Under the agreement, Precision pays a fixed rate of 3.7% in place of the variable SOFR-based rate. The fair value of the interest rate swap arrangement is the difference between the forward interest rates and the discounted contract rate and is classified as Level II on the fair value hierarchy. As of December 31, 2025, the mark-to-market value of the interest rate swap was not material and was included within accounts receivable in the consolidated statements of financial position.

(b) Real Estate Credit Facilities

In November 2020, Precision established a U.S. Real Estate Term Credit Facility. The U.S. Real Estate Credit Facility was repaid in-full and terminated during 2024.

In March 2021, Precision established a Canadian Real Estate Credit Facility. The Canadian Real Estate Credit Facility was repaid in-full and terminated during 2024.

In November 2023, Precision assumed a $10 million Canadian Real Estate Facility from the acquisition of CWC Energy Services which was repaid in-full and terminated during 2024.

(c) Unsecured Senior Notes:

i) 6.875% US$ senior notes due 2029

These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.

Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

In 2025, Precision fully redeemed the 2026 unsecured senior notes. The redemption was executed at par value, comprising US$160 million in principal and US$3 million in accrued interest. The transaction was financed through a combination of cash on hand and proceeds drawn from the Senior Credit Facility.

The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1 for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision’s ability to incur additional indebtedness.

68 Consolidated Financial Statements

The unsecured senior notes also contain a restricted payments covenant that limits Precision’s ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. These restricted payments baskets grow by, among other things, 50% of cumulative consolidated net earnings, and decrease by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2025, the governing net restricted payments basket was $41 million (2024 – negative $4 million). During 2024, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Precision’s unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (Guarantor Subsidiaries). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in the Management's Discussion and Analysis section of this Annual Report summarized financial information and expanded qualitative non-financial disclosures based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

(d) Covenants:

At December 31, 2025, Precision was in compliance with the covenants of the Senior Credit Facility and unsecured senior notes.

	Covenant	At December 31, 2025
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.29
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	8.95

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 9. FINANCE CHARGES

	2025	2024
Interest:
Long-term debt	$51,651	$63,734
Lease obligations	4,125	4,245
Other	11	285
Income	(1,618)	(2,220)
Amortization of debt issue costs	3,028	3,709
Finance charges	$57,197	$69,753

NOTE 10. LEASES

(a) As a lessee

Precision recognizes right-of-use assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate	Vehicles and Equipment	Total
Balance, December 31, 2023	$37,512	$25,926	$63,438
Additions	469	10,522	10,991
Derecognition	(433)	(861)	(1,294)
Depreciation	(3,588)	(6,086)	(9,674)
Effect of foreign currency exchange differences	1,700	871	2,571
Balance, December 31, 2024	$35,660	$30,372	$66,032
Additions	1,705	5,682	7,387
Reclassifications to Property, Plant and Equipment	—	(2,786)	(2,786)
Derecognition	(228)	(1,295)	(1,523)
Depreciation	(3,633)	(6,171)	(9,804)
Lease remeasurements	(126)	(984)	(1,110)
Effect of foreign currency exchange differences	(870)	(509)	(1,379)
Balance, December 31, 2025	$32,508	$24,309	$56,817

Precision’s real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.

For the year ended December 31, 2025, Precision had interest and payments of $19 million (2024 – $18 million) in relation to its lease obligations.

Precision Drilling Corporation 2025 Annual Report 69

The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision’s real estate leases run for a period of one to 10 years while vehicle and equipment leases are typically for terms of between three and four years. Expected non-cancellable undiscounted operating lease payments are as follows:

	2025	2024
Less than one year	$21,256	$23,909
One to five years	43,483	50,232
More than five years	28,753	24,429
	$93,492	$98,570

(b) As a lessor

Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2025, the net book value of the underlying rig equipment subject to long-term drilling contracts was $549 million (2024 – $686 million).

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received subsequent to December 31, 2025:

	Operating Leases	Finance Leases
Less than one year	$389,349	$962
One to five years	277,276	3,792
More than five years	—	1,650
Total undiscounted lease receipts	$666,625	$6,404
Unearned finance income on lease receipts		(1,062)
Net investment in the lease		$5,342

NOTE 11. SHARE-BASED COMPENSATION PLANS

Precision’s omnibus equity incentive plan (Omnibus Plan) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (share options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

(a) Liability Classified Plans

	Restricted Share Units	Performance Share Units	Non- Management Directors’ DSUs	Total
Balance, December 31, 2023	$16,114	$64,042	$8,367	$88,523
Expensed during the year	10,511	29,829	2,488	42,828
Settlement in shares	(2,012)	(18,355)	—	(20,367)
Payments	(13,037)	(40,016)	—	(53,053)
Foreign exchange	(16)	(57)	—	(73)
Balance, December 31, 2024	11,560	35,443	10,855	57,858
Expensed during the year	6,387	10,669	1,146	18,202
Settlement in shares	(1,920)	(6,941)	(785)	(9,646)
Payments	(6,809)	(21,664)	(895)	(29,368)
Foreign exchange	2	6	—	8
Balance, December 31, 2025	$9,220	$17,513	$10,321	$37,054
Current	6,021	6,932	10,321	23,274
Long-term	3,199	10,581	—	13,780
Balance, December 31, 2025	$9,220	$17,513	$10,321	$37,054

70 Consolidated Financial Statements

Restricted Share Units and Performance Share Units

Precision has various cash-settled share-based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are paid out in cash or shares at the Board of Directors' discretion, in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period, repayment of debt and leverage ratio.

A summary of the RSUs and PSUs outstanding under these share-based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2023	276,094	794,743
Granted	92,423	158,440
Redeemed	(180,989)	(450,726)
Forfeited	(7,768)	(5,404)
December 31, 2024	179,760	497,053
Granted	66,320	156,763
Redeemed	(103,136)	(231,250)
Forfeited	(10,665)	(111,634)
December 31, 2025	132,279	310,932

Non-Management Directors

Precision has a deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.

A summary of the DSUs outstanding under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2023	116,280
Granted	7,193
Balance December 31, 2024	123,473
Granted	2,336
Redeemed	(21,010)
Balance December 31, 2025	104,799

During 2025, 21,010 DSUs were redeemed after the retirement of a non-management director. Precision elected to settle the redemption of DSUs through a combination of cash and common shares.

(b) Equity Settled Plans

Executive Restricted Share Units Plan

Precision grants Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

Executive Restricted Share Units	Outstanding	Weighted Average Fair Value
December 31, 2023	46,740	$96.90
Granted	61,930	79.84
Redeemed	(15,570)	96.90
Forfeited	(608)	96.90
December 31, 2024	92,492	85.48
Granted	107,270	80.35
Redeemed	(36,408)	87.03
Forfeited	(34,924)	82.26
December 31, 2025	128,430	$81.63

Precision Drilling Corporation 2025 Annual Report 71

Included in net earnings for the year ended December 31, 2025 were expenses of $5 million (2024 – $4 million).

Subsequent to December 31, 2025, the Corporation settled certain vesting Executive RSUs through the issuance of 42,833 common shares.

Option Plan

Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Options Exercisable
December 31, 2023	23,055	$87.00	—	145.97	$113.01	23,055
Exercised	(925)	87.00	—	87.00	87.00	—
Forfeited	(10,170)	145.97	—	145.97	145.97	—
December 31, 2024	11,960	87.00	—	87.00	$87.00	11,960
Forfeited	(11,960)	87.00	—	87.00	87.00	—
December 31, 2025	—	$—	—	—	$—	—

U.S. Share Options	Options Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2023	128,398	$51.20	—	111.47	$85.80	128,398
Exercised	(6,485)	68.80	—	68.80	68.80	—
Forfeited	(61,861)	68.80	—	111.47	106.37	—
December 31, 2024	60,052	51.20	—	72.46	66.44	60,052
Exercised	(5,870)	51.20	—	51.20	51.20	—
Forfeited	(51,457)	68.80	—	72.46	68.99	—
December 31, 2025	2,725	$51.20	—	51.20	$51.20	2,725

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 51.20	2,725	$51.20	0.15	2,725	$51.20

No options were granted during 2024 and 2025.

Subsequent to December 31, 2025, the U.S. share options that were outstanding at year-end were exercised on February 17, 2026.

Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement.

Effective May 16, 2024, Precision instituted a new DSU plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. The deferred share units are redeemable for an equal number of common shares on the date specified in an eligible director's participation and election agreement, which date may be the grant date, the first, third or fifth anniversary of the grant date. The number of deferred share units granted is based upon the weighted average closing price of Precision shares on the Toronto Stock Exchange (TSX) for the five trading days immediately prior to payout.

72 Consolidated Financial Statements

A summary of the activity under the non-management director DSU plans is presented below:

Deferred Share Units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2023	1,470	—
Granted	—	6,777
Redeemed	—	(4,024)
December 31, 2024	1,470	2,753
Granted	—	15,680
Redeemed	—	(11,090)
December 31, 2025	1,470	7,343

Included in net earnings for the year ended December 31, 2025 were expenses of $1 million (2024 – $0.4 million).

NOTE 12. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

	2025	2024
Earnings before income taxes	$55,921	$154,559
Federal and provincial statutory rates	24%	24%
Tax at statutory rates	$13,421	$37,094
Adjusted for the effect of:
Non-deductible expenses	5,593	4,422
Non-taxable capital gains	(667)	(367)
Impact of foreign tax rates	(216)	(895)
Withholding taxes	324	356
Taxes related to prior years	2,343	(3,036)
Tax assets not recognized	4,068	5,655
Waived U.S. deductions	27,961	—
Income tax expense	$52,827	$43,229

The net deferred tax liability is comprised of the tax effect of the following temporary differences. Prior period amounts have been reclassified to reflect changes in the presentation of the valuation allowance for temporary differences in tax jurisdictions:

	2025	2024
Deferred Tax Liabilities:
Property, plant and equipment and intangibles	$329,735	$212,545
Other	6,660	83
	336,395	212,628
Offsetting of assets	(245,632)	(165,177)
	$90,763	$47,451

Deferred Tax Assets:
Losses (expire from time to time)	$655	$141,275
Long-term incentive plan	208	12,810
Other	1,401	4,386
	2,264	158,471
Offsetting of liabilities	(29)	(151,912)
	$2,235	$6,559
Net Deferred Tax Liability	$88,528	$40,892

The Corporation has loss carry forwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

	2025	2024
Tax losses (Capital)	$19,287	$17,692
Tax losses (Income)	27,387	28,517
Deductible temporary differences	35,049	8,663
Total	$81,723	$54,872

Precision Drilling Corporation 2025 Annual Report 73

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2023	$358,170	$6,510	$(332,192)	$928	$(21,598)	$(11,965)	$(147)
Recognized in net earnings	(18,441)	(486)	45,831	(341)	5,122	4,074	35,759
Recognized in other comprehensive income	—	—	(750)	—	—	—	(750)
Foreign exchange	18,186	4	(11,288)	—	(423)	(449)	6,030
Balance, December 31, 2024	$357,915	$6,028	$(298,399)	$587	$(16,899)	$(8,340)	$40,892
Recognized in net earnings	(18,699)	411	63,680	(373)	5,580	(1,079)	49,520
Foreign exchange	(9,455)	(1)	7,143	—	166	263	(1,884)
Balance, December 31, 2025	$329,761	$6,438	$(227,576)	$214	$(11,153)	$(9,156)	$88,528

In 2025, the Corporation recognized an income tax expense of $53 million with a significant portion related to a higher deferred income tax expense related to our U.S. operations as we waived certain U.S. tax deductions. These deductions were waived to mitigate minimum taxes that the Corporation became subject to as a result of stronger operating results. Consequently, Precision expects to not be subject to U.S. income tax for several years. The waiving of these U.S. tax deductions has been accounted for as a change in tax estimate and adjusted prospectively, resulting in an increase to deferred tax expense and a corresponding increase to the deferred tax liability.

In December 2021, the Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (Pillar Two). Under Pillar Two legislation, Precision is liable to pay a top-up tax for differences between its Global Anti-Base Erosion effective tax rate and the 15% minimum tax rate. In May 2023, the IASB issued amendments to IAS 12, Income Taxes to address Pillar Two, which provided clarity on the impacts and additional disclosure requirements once legislation is substantively enacted. For jurisdictions where Precision operates that have substantively enacted the Pillar Two legislation, there is no material impact on the Company. Precision also operates in jurisdictions where it is expected that Pillar Two legislation will be enacted in the future. For these jurisdictions, Precision has assessed its exposure to the Pillar Two legislation and foresees no material impact to the Company.

NOTE 13. BANK INDEBTEDNESS

At December 31, 2025, Precision had available $40 million (2024 – $40 million) and US$15 million (2024 – US$15 million) under secured operating facilities, and a secured US$40 million (2024 – US$40 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As of December 31, 2025 and 2024, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$40 million facilities was reduced by outstanding letters of credit in the amount of $6 million (2024 – $9 million) and US$31 million (2024 – US$23 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank’s prime lending rate, Canadian Overnight Repo Rate Average (CORRA), U.S. base rate, U.S. SOFR rate plus applicable margin, or in combination, and under the US$15 million facility at the bank’s prime lending rate.

NOTE 14. PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2023	$10,636
Expensed during the year	4,325
Payment of deductibles and uninsured claims	(5,218)
Foreign exchange	869
Balance December 31, 2024	10,612
Expensed during the year	3,445
Payment of deductibles and uninsured claims	(4,720)
Foreign exchange	(458)
Balance December 31, 2025	$8,879

	2025	2024
Current	$2,175	$3,140
Long-term	6,704	7,472
	$8,879	$10,612

74 Consolidated Financial Statements

NOTE 15. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2023	14,336,539	$2,365,129
Settlement of PSUs and RSUs	265,143	21,846
Share options exercised	7,410	978
Share repurchases	(833,614)	(76,570)
Share repurchase accrual - December 31, 2024	—	(10,000)
Redemption of non-management directors share units	4,024	346
Balance, December 31, 2024	13,779,502	2,301,729
Reversal of share repurchase accrual - December 31, 2024	—	10,000
Share repurchase accrual - December 31, 2025	—	(10,000)
Settlement of PSUs and RSUs	150,068	11,651
Share options exercised	5,870	599
Share repurchases	(1,024,002)	(76,857)
Redemption of non-management directors share units	20,961	1,644
Balance, December 31, 2025	12,932,399	$2,238,766

(c) Normal Course Issuer Bid

In 2025, the TSX approved Precision’s application to renew its Normal Course Issuer Bid (NCIB). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,251,850 common shares, representing 10% of the public float of common shares as of September 5, 2025. Purchases under the NCIB are made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than September 18, 2026.

For the year ended December 31, 2025, Precision repurchased and cancelled a total of 1,024,002 (2024 – 833,614) common shares for $76 million (2024 – $75 million) and recorded $1 million (2024 – $1 million) of share buy back tax.

Prior to December 31, 2025, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the Corporation to repurchase common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on the purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation recorded a liability for purchases that are estimated to occur during the blackout period based on the parameters of the NCIB and ASPP. As of December 31, 2025, Precision recorded a liability in accounts payable and corresponding decrease to share capital of $10 million (2024 – $10 million).

Subsequent to December 31, 2025, Precision repurchased and cancelled 32,538 common shares for $3 million.

NOTE 16. PER SHARE AMOUNTS

The following tables reconcile net earnings attributable to shareholders of Precision Drilling Corporation and weighted average shares outstanding used in computing basic and diluted net earnings per share attributable to shareholders of Precision Drilling Corporation:

	2025	2024
Net earnings attributable to shareholders – basic	$1,842	$111,195
Effect of share options and other equity compensation plans	—	—
Net earnings attributable to shareholders – diluted	$1,842	$111,195

(Stated in thousands)	2025	2024
Weighted average shares outstanding – basic	13,334	14,229
Effect of share options and other equity compensation plans	7	5
Weighted average shares outstanding – diluted	13,341	14,234

Precision Drilling Corporation 2025 Annual Report 75

NOTE 17. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income
December 31, 2023	$545,637	$(403,559)	$5,398	$147,476
Other comprehensive income (loss)	119,821	(69,027)	750	51,544
December 31, 2024	665,458	(472,586)	6,148	199,020
Other comprehensive income (loss)	(68,830)	34,830	—	(34,000)
December 31, 2025	$596,628	$(437,756)	$6,148	$165,020

NOTE 18. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2025	2024
Salaries and other benefits	$9,689	$9,295
Equity-settled share-based compensation	2,693	1,920
Cash-settled share-based compensation	7,780	28,189
	$20,162	$39,404

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 19. CAPITAL COMMITMENTS

At December 31, 2025, the Corporation had commitments to purchase property, plant and equipment totaling $153 million (2024 – $128 million). Payments of $130 million for these commitments are expected to be made in 2026 and $23 million in 2027.

NOTE 20. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable include balances from customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the years ended December 31, 2025 and 2024, Precision did not have any customers with revenue from transactions exceeding 10% of consolidated revenue. In addition, Precision’s most significant customer accounted for $27 million of the trade receivables balance at December 31, 2025 (2024 – $36 million).

The movement in the expected credit loss allowance during the year was as follows:

	2025	2024
Balance, January 1,	$139	$338
Impairment loss recognized	3,006	780
Amounts written-off as uncollectible	(19)	(680)
Impairment loss reversed	(172)	(301)
Effect of movement in exchange rates	(126)	2
Balance, December 31,	$2,828	$139

76 Consolidated Financial Statements

The aging of trade receivables at December 31 was as follows:

	2025		2024
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$197,310	$4	$194,649	$—
Past due 0 – 30 days	44,565	25	58,141	1
Past due 31 – 120 days	9,814	2,284	9,283	112
Past due more than 120 days	3,340	515	1,276	26
	$255,029	$2,828	$263,349	$139

(b) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision has exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility as it is subject to floating rates of interest.

At December 31, 2025, Precision had US$30 million and $28 million drawn on its Senior Credit Facility subject to floating rates of interest (2024 – US$12 million) and US$50 million drawn on its Senior Credit Facility which is subject to a floating-to-fixed interest rate swap. As of December 31, 2025, a 1% change to the interest rate would have less than a $1 million impact on net earnings (2024 – less than $1 million). The interest rate on Precision’s unsecured senior notes is fixed and is not subject to interest rate risk.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

		2025				2024
		Canadian Operations		Foreign Operations		Canadian Operations		Foreign Operations
Cash	US	$13,257	US	$21,939	US	$3,084	US	$27,474
Accounts receivable		28		91,757		2		113,400
Accounts payable and accrued liabilities		(15,034)		(68,643)		(20,695)		(98,523)
Long-term liabilities, excluding long-term incentive plans (1)		—		(4,884)		—		(5,197)
Net foreign currency exposure	US	$(1,749)	US	$40,169	US	$(17,609)	US	$37,154
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings		$(17)		$—		$(176)		$—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income (loss)		$—		$402		$—		$372

(1) Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities and other contractual commitments as of December 31, 2025:

	2026	2027	2028	2029	2030	Thereafter	Total
Accounts payable and accrued liabilities (1)	$257,378	$—	$—	$—	$—	$—	$257,378
Share-based compensation	18,855	20,236	16,240	—	—	—	55,331
Long-term debt	—	—	137,809	549,044	—	—	686,853
Interest on long-term debt (2)	45,058	45,093	43,869	1,573	—	—	135,593
Commitments(3)	151,958	39,397	13,512	7,200	6,054	28,753	246,874
Total	$473,249	$104,726	$211,430	$557,817	$6,054	$28,753	$1,382,029

(1) Excludes the current portion of share-based compensation.

(2) Excludes amortization of long-term debt issue costs.

(3) Includes both capital commitments and lease obligations.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest and the interest rate swap is classified as a derivative fair valued through profit or loss. The fair value of the unsecured senior note at December 31, 2025 was approximately $555 million (2024 – $801 million).

Precision Drilling Corporation 2025 Annual Report 77

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of Unsecured Senior Notes and interest rate swap is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 21. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain the future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and equity attributable to shareholders to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity.

As of December 31, 2025 and 2024, these ratios were as follows:

	2025	2024
Long-term debt	$679,291	$812,469
Equity attributable to shareholders	1,584,064	1,677,472
Total capitalization	$2,263,355	$2,489,941
Long-term debt to long-term debt plus equity ratio	0.30	0.33

As of December 31, 2025, liquidity remained sufficient as Precision had $86 million (2024 – $74 million) in cash and access to the US$375 million Senior Credit Facility (2024 – US$375 million) and $115 million (2024 – $119 million) secured operating facilities. As of December 31, 2025, US$80 million and $28 million (2024 – US$12 million) were drawn on the Senior Credit Facility with available credit further reduced by US$51 million (2024 – US$51 million) of outstanding letters of credit. Availability of the $40 million secured operating facility and US$40 million secured facility for the issuance of letters of credit and performance and bid bonds was reduced by outstanding letters of credit of $6 million (2024 – $9 million) and US$31 million (2024 – US$23 million), respectively. No amounts were drawn on the US$15 million (2024 – US$15 million) secured operating facility.

NOTE 22. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances were as follows:

	2025	2024
Accounts receivable	$18,730	$59,415
Inventory	(7,005)	(6,181)
Accounts payable and accrued liabilities	(18,945)	(54,903)
	$(7,220)	$(1,669)
Pertaining to:
Operations	$(22,526)	$18,711
Investments	15,306	(20,380)

The components of accounts receivable were as follows:

	2025	2024
Trade	$252,201	$263,210
Accrued trade	22,162	33,472
Prepaids and other	77,779	82,030
	$352,142	$378,712

78 Consolidated Financial Statements

The components of accounts payable and accrued liabilities were as follows:

	2025	2024
Accounts payable	$120,395	$113,336
Accrued liabilities:
Payroll	81,816	104,270
Deferred Income	26,799	36,157
Interest Payable	18,029	26,409
Other	33,613	34,183
	$280,652	$314,355

Precision presents expenses in the consolidated statements of net earnings by function with the exception of depreciation and amortization, gain on asset disposals, and loss on asset decommissioning, which are presented by nature. Operating expense and general and administrative expense would include $364 million (2024 – $287 million) and $12 million (2024 – $6 million), respectively, of depreciation and amortization and gain on asset disposals, if the statements of net earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2025	2024
Wages, salaries and benefits	$869,472	$870,179
Purchased materials, supplies and services	460,872	463,512
Share-based compensation	23,745	47,416
	$1,354,089	$1,381,107
Allocated to:
Operating expense	$1,239,649	$1,248,686
General and administrative	114,440	132,421
	$1,354,089	$1,381,107

NOTE 23. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation is subject to various lawsuits and claims arising in the ordinary course of business. While the results of litigation and claims cannot be predicted with certainty, the ultimate resolution of these matters is not expected to have a materially adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or determinable.

NOTE 24. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest
	Country of Incorporation	2025	2024
Precision Limited Partnership	Canada	100%	100%
Precision Drilling Canada Limited Partnership	Canada	100%	100%
Precision Diversified Oilfield Services Corp.	Canada	100%	100%
Precision Drilling (US) Corporation	United States	100%	100%
Precision Drilling Holdings Company	United States	100%	100%
Precision Drilling Company LP	United States	100%	100%
Precision Completion & Production Services Ltd.	United States	100%	100%
Grey Wolf Drilling Limited	Barbados	100%	100%
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100%	100%

Precision Drilling Corporation 2025 Annual Report 79